

MAIL STOP 3561

July 16, 2009

Mr. Michael A. Jackson
President and Chief Executive Officer
Verso Paper Corp.
6775 Lenox Center Court, Suite 400
Memphis TN 3811504436

> **Re: Verso Paper Corp.**
> **Form 10-K**
> **Filed March 5, 2009**
> **File No. 001-34056**
> **Schedule 14A**
> **Filed April 23, 2009**
> **Verso Paper Holdings LLC**
> **Form 10-K**
> **Filed March 30, 2009**
> **File No. 333-142283**
> **Supplemental Response Letter**
> **Dated July 1, 2009**

Dear Mr. Jackson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Verso Paper Corp.</u>

<u>General</u>

1.   We note your response to prior comments nine, 10, and 12 from our letter dated June 18, 2009. Generally, when a company determines that an agreement is material under Item 601 of Regulation S-K, it must file that agreement in its entirety including all schedules, exhibits and attachments, irrespective of whether any individual schedule, exhibit or attachment is material on a stand-alone basis. Please file these agreements in their entirety in a future filing.

<u>Schedule 14A, filed April 23, 2009</u>

2.   We note your response to prior comment four of our letter dated June 18, 2009. Please provide us with your proposed draft disclosure; if you are unable to provide meaningful draft disclosure related to your future filings, please use the prior year for illustrative purposes. In providing this disclosure, please explain how the actual bonus pool is established and the role your performance targets play in your Plan. Also, please expand to "more clearly disclose the subjective nature of the final bonus determinations" and clarify the role that subjectivity played in calculating the payments made to your named executive officers. Finally, please ensure that your revised disclosure is reconciled to existing statements, such as the one on page 18, that your VIP provides "an annual incentive (bonus) opportunity with awards based on the achievement of specified performance level goals" and clarify when each of the actual goals are set for purposes of the Plan.

<u>Verso Paper Holdings, LLC</u>

<u>Form 10-K for Fiscal Year Ended December 31, 2008</u>

<u>Exhibit 12.1 – Ratio of Earnings to Fixed Charges</u>

3.   Your response to our prior comment 13 states that your computation of ratio of earnings to fixed charges for each of the last five years will be supplementally provided to the Staff. However, it does not appear that this information has been provided. Please advise.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any proposed revisions to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Blaise Rhodes at (202) 551-3774 or Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

Cc: St. John Daugherty